UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Opower, Inc.

(Name of Issuer)

Common Stock, par value $0.000005

(Title of Class of Securities)

68375Y109

(CUSIP Number)

Copies to:

Brian S. Higgins

Vice President and Associate General Counsel

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

Copy to:

Keith A. Flaum

James R. Griffin

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, California 94065

Telephone: (650) 802-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box   ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68375Y109	13D	Page

1	NAMES OF REPORTING PERSONS ORACLE CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,738,417 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9% [1]
14	TYPE OF REPORTING PERSON CO

1	An aggregate of 26,738,417 shares of Opower, Inc. (the “Issuer”) common stock are subject to Tender and Support Agreements dated May 1, 2016 (the “Tender Agreements”) entered into by OC Acquisition LLC (“OC”), a subsidiary of Oracle Corporation (“Oracle”), Olympus II Acquisition Corporation, a subsidiary of OC, and each of Jeremy Kirsch, Thomas Kramer, Alex Laskey, Mark McLaughlin, Dipchand Nishar, Gene Riechers, Marcus Ryu, Donald Saelinger, Jon Sakoda, Daniel Yates and New Enterprise Associates 12, Limited Partnership (each a “Stockholder,” discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders. Oracle expressly disclaims beneficial ownership of any shares of Issuer common stock covered by the Tender Agreements. Based on the number of shares of Issuer common stock outstanding as of May 1, 2016 (as represented by the Issuer in the Merger Agreement discussed in Items 3 and 4), the aggregate number of shares of Issuer common stock covered by the Tender Agreements represents approximately 49.9% of the outstanding Issuer common stock.

CUSIP No. 68375Y109	13D	Page

1	NAMES OF REPORTING PERSONS OC ACQUISITION LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,738,417 [2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9% [2]
14	TYPE OF REPORTING PERSON OO

2	An aggregate of 26,738,417 shares of Opower, Inc. (the “Issuer”) common stock are subject to Tender and Support Agreements dated May 1, 2016 (the “Tender Agreements”) entered into by OC Acquisition LLC (“OC”), a subsidiary of Oracle Corporation (“Oracle”), Olympus II Acquisition Corporation, a subsidiary of OC, and each of Jeremy Kirsch, Thomas Kramer, Alex Laskey, Mark McLaughlin, Dipchand Nishar, Gene Riechers, Marcus Ryu, Donald Saelinger, Jon Sakoda, Daniel Yates and New Enterprise Associates 12, Limited Partnership (each a “Stockholder,” discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders. OC expressly disclaims beneficial ownership of any shares of Issuer common stock covered by the Tender Agreements. Based on the number of shares of Issuer common stock outstanding as of May 1, 2016 (as represented by the Issuer in the Merger Agreement discussed in Items 3 and 4), the aggregate number of shares of Issuer common stock covered by the Tender Agreements represents approximately 49.9% of the outstanding Issuer common stock.

CUSIP No. 68375Y109	13D	Page

1	NAMES OF REPORTING PERSONS OLYMPUS II ACQUISITION CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,738,417 [3]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9% [3]
14	TYPE OF REPORTING PERSON CO

3	An aggregate of 26,738,417 shares of Opower, Inc. (the “Issuer”) common stock are subject to Tender and Support Agreements dated May 1, 2016 (the “Tender Agreements”) entered into by OC Acquisition LLC (“OC”), a subsidiary of Oracle Corporation (“Oracle”), Olympus II Acquisition Corporation (“Merger Subsidiary”), a subsidiary of OC, and each of Jeremy Kirsch, Thomas Kramer, Alex Laskey, Mark McLaughlin, Dipchand Nishar, Gene Riechers, Marcus Ryu, Donald Saelinger, Jon Sakoda, Daniel Yates and New Enterprise Associates 12, Limited Partnership (each a “Stockholder,” discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders. Merger Subsidiary expressly disclaims beneficial ownership of any shares of Issuer common stock covered by the Tender Agreements. Based on the number of shares of Issuer common stock outstanding as of May 1, 2016 (as represented by the Issuer in the Merger Agreement discussed in Items 3 and 4), the aggregate number of shares of Issuer common stock covered by the Tender Agreements represents approximately 49.9% of the outstanding Issuer common stock.

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.000005 (the “Shares”), issued by Opower, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 1515 North Courthouse Road, 8th Floor, Arlington, VA 22201.

Item 2.	Identity and Background

This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Oracle Corporation, a Delaware corporation (“Oracle”), OC Acquisition LLC, a Delaware limited liability company and a subsidiary of Oracle (“OC”) and Olympus II Acquisition Corporation (“Merger Subsidiary” and, together with Oracle and OC, the “Reporting Persons”). The address of the principal business and the principal office of each of the Reporting Persons is 500 Oracle Parkway, Redwood City, California 94065. Oracle provides products and services that address all aspects of corporate information technology (“IT”) environments—application, platform and infrastructure. The Oracle Cloud offerings provide a comprehensive and fully integrated stack of application, platform, compute and storage services in all three primary layers of the cloud: Software as a Service, Platform as a Service and Infrastructure as a Service. Oracle’s on-premise offerings include Oracle database and middleware software, application software, hardware (Oracle Engineered Systems, servers, storage, networking and industry-specific products), and related support and services. Oracle provides cloud and on-premise offerings to over 400,000 worldwide customers via deployment models that best suit their needs.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of the Reporting Persons is set forth on Schedule A.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The total amount of funds required by the Reporting Persons to consummate the Offer (as defined below) and purchase all of the outstanding shares of Common Stock in the Offer and provide funding in connection with the Merger (as defined below) is approximately $622 million, plus related fees and expenses. The Reporting Persons expect to fund these payments using cash on hand.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction

As described in Item 3 above, this statement is being filed in connection with the Merger Agreement and the Tender Agreements. On May 1, 2016, Oracle, the Issuer, OC and Merger Subsidiary entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which OC has agreed to cause Merger Subsidiary to commence a cash tender offer (the “Offer”) to purchase all of the issued and outstanding Shares at a price per share equal to $10.30 (the “Offer Price”), net to the seller in cash, without interest, less any applicable withholding taxes. The obligation of OC and Merger Subsidiary to accept for payment, and pay for, Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the condition that there should be validly tendered (and not withdrawn) a number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) that, together with any Shares owned by Oracle, OC or Merger Subsidiary immediately prior to the first time as of which Merger Subsidiary accepts any Shares for payment pursuant to the Offer (the “Acceptance Time”), represents a majority of the sum of (i) the aggregate number of Shares issued and outstanding immediately prior to the Acceptance Time plus (ii) an additional number of Shares equal to the aggregate number of Shares issuable upon the conversion, exchange or exercise, as applicable, of all restricted stock options, restricted stock or restricted stock units (collectively, “Company Compensatory Awards”), and any other options, warrants or other rights to acquire, or securities convertible into or exchangeable for, Shares that, in each case, are outstanding immediately prior to the Acceptance Time and are vested or otherwise exercisable, convertible or exchangeable at or immediately prior to the Acceptance Time. The consummation of the Offer is also conditioned upon, among other things, the expiration or early termination of the applicable premerger waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other customary conditions.

As soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Merger Subsidiary will merge with and into the Issuer, the separate corporate existence of Merger Subsidiary shall cease and the Issuer shall be the successor or surviving corporation (the “Surviving Corporation”) of the merger (the “Merger”), and a subsidiary of OC. The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, with no stockholder vote required to consummate the Merger. Upon the consummation of the Merger (the “Effective Time”), each Share will be converted into the right to receive the Offer Price in cash, without interest and subject to any required tax withholding. Each unvested Issuer stock option, unvested Issuer restricted stock award and unvested Issuer restricted stock unit which are unexpired, unexercised and outstanding at the time the Merger is consummated and held by an employee of the Issuer or any of its subsidiaries will be assumed by Oracle and converted automatically into an option, restricted stock award or restricted stock unit, as the case may be, denominated in shares of Oracle common stock, the number and terms of which will be determined pursuant to the terms of the Merger Agreement. Each vested Issuer stock option, vested Issuer restricted stock award and vested Issuer restricted stock unit which are unexpired, unexercised and outstanding at the time the Merger is consummated will be cancelled and extinguished, and the former holder thereof will be entitled to receive an amount in cash as determined pursuant to the terms of the Merger Agreement. Each unvested Issuer stock option, unvested Issuer restricted stock award and unvested Issuer restricted stock unit which are unexpired, unexercised and outstanding at the time the Merger is consummated and held by a person who is not an employee of the Issuer or any of its subsidiaries will not be assumed by Oracle and will be cancelled and extinguished for no consideration.

As an inducement to enter into the Merger Agreement, and in consideration thereof, OC and Merger Subsidiary entered into a Tender and Support Agreement with each of Jeremy Kirsch, Thomas Kramer, Alex Laskey, Mark McLaughlin, Dipchand Nishar, Gene Riechers, Marcus Ryu, Donald Saelinger, Jon Sakoda, Daniel Yates and New Enterprise Associates 12, Limited Partnership (each a “Stockholder”), each dated as of the date of the Merger Agreement (the “Tender Agreements”). Pursuant to the Tender Agreements, each Stockholder has agreed to tender, and not withdraw, all Shares beneficially owned by such Stockholder as of the date of the Tender Agreement or acquired by them after such date (collectively, the “Subject Shares”) no later than five (5) business days after the commencement of the Offer. None of the Reporting Persons paid any consideration to the Stockholders in connection with the execution and delivery of the Tender Agreement.

The Stockholders have also agreed that they will vote their Subject Shares against certain alternative corporate transactions, each as more fully described in the Tender Agreement, until the earliest to occur of (i) the date the Merger Agreement is validly terminated, (ii) the Effective Time, or (iii) the date of any modification, waiver or amendment of the Merger Agreement in a manner that reduces the Offer Price or changes the form of consideration payable thereunder to Stockholder (the “Support Period”). In furtherance of the Stockholders’ covenants under the Tender Agreements, the Stockholders agreed to appoint OC as their attorney-in-fact and proxy to vote the Stockholders’ Subject Shares against the corporate transactions set forth in the immediately preceding sentence.

Shared voting power with respect to the Shares owned by the Stockholders may be deemed to have been acquired through execution of the Tender Agreements. The Reporting Persons have not expended any funds in connection with the execution of the Tender Agreements.

Schedule B attached hereto contains the names and number of Shares beneficially held by each Stockholder.

The purpose of the Offer is to acquire control of, and ultimately following the Merger, the entire equity interest in, the Issuer while allowing the Issuer’s stockholders an opportunity to receive the Offer Price promptly by tendering their shares of Common Stock into the Offer. If the Offer is consummated, the Issuer will be required, upon request of OC, to promptly take all actions necessary to effect the appointment of OC’s designees (if any) as directors of the Issuer. After the consummation of the Offer, OC and Merger Subsidiary intend to consummate the Merger as promptly as practicable, subject to the satisfaction or waiver of certain conditions. At the effective time of the Merger, (i) the certificate of incorporation of the Surviving Corporation will be amended and restated in its entirety as set forth in an exhibit to the Merger Agreement, (ii) the bylaws of Merger Subsidiary, as in effect immediately prior to the effective time of the Merger, will be the bylaws of the Surviving Corporation and (iii) the directors and officers of Merger Subsidiary immediately prior to the effective time of the Merger will be the initial directors and officers of the Surviving Corporation.

Following the Merger, the Shares will no longer be traded on the New York Stock Exchange, there will be no public market for the Shares, and registration of the Shares under the Exchange Act will be terminated.

Except as set forth in this Statement and in connection with the Merger described above, the Reporting Persons do not have any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing descriptions of the Merger Agreement and the Tender Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement, listed as Exhibit 2.1 hereto, is incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 2, 2016. A copy of the form of Tender Agreement, listed as Exhibit 2.2 hereto, is incorporated by reference to Exhibit A to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 2, 2016.

The Offer has not yet commenced. The foregoing is neither an offer to purchase nor a solicitation of an offer to sell Shares, nor is it a substitute for the tender offer materials that Oracle, OC and Merger Subsidiary will file with the SEC upon commencement of the Offer. At the time the Offer is commenced, Oracle, OC and Merger Subsidiary will file tender offer materials on Schedule TO, and the Issuer will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of Shares are urged to read these documents when they become available because they will contain important information that holders of Issuer securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Shares at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Other than those Shares that may be deemed to be beneficially owned in connection with the Tender Agreements, the Reporting Persons have not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, do not beneficially own any Shares.

As a result of the Tender Agreements, the Reporting Persons may be deemed to have the power to vote up to an aggregate of 26,738,417 Shares (of which 2,166,156 Shares underlie Company Compensatory Awards exercisable within 60 days of May 1, 2016) against certain matters set forth in Item 4 above, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may each be deemed to be the beneficial owner of an aggregate of 26,738,417 Shares. All Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 49.9% of the issued and outstanding Shares as of May 1, 2016 (as represented by the Issuer in the Merger Agreement).

The Reporting Persons are not entitled to any rights as stockholders of the Issuer as to the Shares covered by the Tender Agreements, except as otherwise expressly provided in the Tender Agreements. This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owners of any shares of Issuer common stock covered by the Tender Agreements.

Except as set forth in this Item 5(a), none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule A hereto beneficially own any Shares.

(c) Except for the Merger Agreement and the Tender Agreements described above, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Merger Agreement and the Tender Agreements described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits

2.1	Agreement and Plan of Merger, dated as of May 1, 2016, by and among Oracle Corporation, Opower, Inc., OC Acquisition LLC and Olympus II Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Opower, Inc. with the SEC on May 2, 2016).

2.2	Form of Tender and Support Agreement (incorporated by reference to Exhibit A to Exhibit 2.1 to the Current Report on Form 8-K filed by Opower, Inc. with the SEC on May 2, 2016).

99.1	Joint Filing Agreement, dated as of May 12, 2016, by and among Oracle Corporation, OC Acquisition LLC and Olympus II Acquisition Corporation.*

*	Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 2016	ORACLE CORPORATION

/s/ Brian S. Higgins
	Name:	Brian S. Higgins
	Title:	Vice President

Date: May 12, 2016	OC ACQUISITION LLC

/s/ Brian S. Higgins
	Name:	Brian S. Higgins
	Title:	Vice President

Date: May 12, 2016	OLYMPUS II ACQUISITION CORPORATION

/s/ Brian S. Higgins
	Name:	Brian S. Higgins
	Title:	Vice President & Secretary

SCHEDULE A

1.	Oracle Corporation

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Oracle Corporation (“Oracle”), are set forth below. If no business address is given, the director’s or executive officer’s business address is 500 Oracle Parkway, Redwood City, California 94065. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Oracle. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors

Lawrence J. Ellison	Chairman of the Board of Directors and Chief Technology Officer

Jeffrey O. Henley	Vice Chairman of the Board of Directors

Dr. Michael J. Boskin	Tully M. Friedman Professor of Economics and Hoover Institution Senior Fellow at Stanford University Hoover Institution

Jeffrey S. Berg	Chairman of Resolution

Safra A. Catz	Chief Executive Officer and Director

Hector Garcia-Molina	Leonard Bosack and Sandra Lerner Professor in the Departments of Computer Science and Electrical Engineering at Stanford University

H. Raymond Bingham	Advisory Director at Riverwood Capital Management

Naomi O. Seligman	Senior Partner at Ostriker Von Simson

George H. Conrades	Chairman of Akamai Technologies, Inc.

Bruce R. Chizen	Independent Consultant and Senior Adviser to Permira Advisers LLP

Mark V. Hurd	Chief Executive Officer and Director

Leon E. Panetta	Former U.S. Secretary of Defense and Director of the Central Intelligence Agency

Renée J. James	Operating Executive at The Carlyle Group

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)

John F. Fowler	Executive Vice President, Systems

Thomas Kurian	President, Product Development

Dorian E. Daley	Executive Vice President, General Counsel and Secretary

William Corey West	Executive Vice President, Corporate Controller and Chief Accounting Officer

2.	OC Acquisition LLC

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of OC Acquisition LLC are set forth below. If no business address is given, the director’s or executive officer’s business address is 500 Oracle Parkway, Redwood City, California 94065. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Oracle. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors

None – managed by Oracle Corporation

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)

Dorian E. Daley	Executive Vice President, General Counsel and Secretary

3.	Olympus II Acquisition Corporation

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Olympus II Acquisition Corporation are set forth below. If no business address is given, the director’s or executive officer’s business address is 500 Oracle Parkway, Redwood City, California 94065. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Oracle. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors

Brian S. Higgins	Vice President and Associate General Counsel

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)

Dorian E. Daley	Executive Vice President, General Counsel and Secretary

SCHEDULE B

Stockholder	Shares Beneficially Owned (1)(3)
Jeremy Kirsch	946,348
Thomas Kramer	642,155
Alex Laskey	6,857,587
Mark McLaughlin	70,921
Dipchand Nishar	85,975
Gene Riechers	82,399
Marcus Ryu	154,340
Donald Saelinger	18,148
Jon Sakoda	0
Daniel Yates	8,890,778
New Enterprise Associates 12, Limited Partnership (2)	8,989,766

(1)	As of May 1, 2016, as provided by the Issuer.
(2)	Amount beneficially owned (based solely on the information reported in the Schedule 13G filed with the SEC by the following persons on February 9, 2015): New Enterprise Associates 12, Limited Partnership is the record owner of 8,989,766 Shares. As the sole general partner of New Enterprise Associates 12, Limited Partnership, NEA Partners 12, Limited Partnership may be deemed to own beneficially the Shares. As the general partner of NEA Partners 12, Limited Partnership, NEA 12 GP, LLC likewise may be deemed to own beneficially the Shares. As the individual managers of NEA 12 GP, LLC, each of M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Patrick J. Kerins, Krishna S. Kolluri and Scott D. Sandell also may be deemed to own beneficially the Shares.
(3)	The calculation of beneficial ownership of each of the listed individuals includes the number of shares underlying Company Compensatory Awards exercisable by such person within 60 days of May 1, 2016:

Stockholder	Number of Shares Underlying Company Compensatory Awards
Jeremy Kirsch	562,374
Thomas Kramer	79,099
Alex Laskey	590,064
Mark McLaughlin	4,608
Dipchand Nishar	4,541
Gene Riechers	62,940
Marcus Ryu	5,117
Donald Saelinger	14,095
Jon Sakoda	0
Daniel Yates	843,318
New Enterprise Associates 12, Limited Partnership	0